INDEMNITY AGREEMENT
THIS AGREEMENT is made effective as of March 1, 2014,
BETWEEN:
SILVER STANDARD RESOURCES INC., a
company incorporated under the laws of the
Province of British Columbia

(the “Indemnitor”)

AND:
GUSTAVO A. HERRERO, an individual with an address of
Av del Libertador 3602, Piso 6, 1425 Buenos Aires, Argentina

(the “Director”)
WHEREAS:

A.	the Indemnitor is a company governed by the Act;

B.
the Director is a director of one or more Eligible Entities and the Indemnitor has agreed to enter into this Agreement with the Director in order to induce the Director to continue to act as a director of one or more Eligible Entities and to act now or in the future as an officer of one or more Eligible Entities;

C.	the Indemnitor has taken all necessary corporate action to approve the indemnification of the Director by the Indemnitor pursuant to this Agreement; and

D.
the Indemnitor considers it desirable and in its best interests to enter into this Agreement to set out the circumstances and manner in which the Director may be indemnified by the Indemnitor in respect of certain liabilities which the Director may incur as a result of his acting as a director and officer of one or more Eligible Entities.

NOW THEREFORE in consideration of the Director acting and continuing to act as a director, and acting now, or in the future, as an officer of one or more Eligible Entities and for other good and valuable consideration, (the receipt and sufficiency of which is hereby acknowledged by each of the parties) the parties hereto covenant and agree as follows:

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1.	INTERPRETATION

1.1.	Definitions
In this Agreement, unless the context requires otherwise, the following phrases have the following meanings:

(a)	“Act” means the Business Corporations Act (British Columbia), as amended;

(b)
“Eligible Entities” means the Indemnitor, any subsidiary or affiliate of the Indemnitor, or other corporation, in which the Director, at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer, and “Eligible Entity” means any one of them;

(c)	“Eligible Penalty” mean a judgment, penalty, fine, damages, or any other liability awarded or imposed in, or an amount paid in settlement of, an Eligible Proceeding;

(d)	“Eligible Proceeding” means a Proceeding in which, or in respect of which, the Director or any of the heirs and personal or other legal representatives of the Director:

(i)	is or may be joined as a party, or

(ii)	is or may be liable for or in respect of an Eligible Penalty, or incurs or may incur Expenses related to the Proceeding;
by reason of the Director being or having been a director or officer of one or more Eligible Entities;

(e)	“Expenses” includes costs (including income and other taxes), charges, and expenses, including legal and other fees, but does not include any Eligible Penalty; and

(f)
“Proceeding” includes any legal proceeding or investigative action of any nature whatsoever (including without limitation any civil action, criminal proceeding, quasi-criminal proceeding, administrative or regulatory proceeding, or any investigation or inquiry), whether current, threatened, pending or completed.

1.2.	Certain Rules of Interpretation
Words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include any other gender, the word “or” is not exclusive and the word “including” is not limiting whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto.

2.	COMMENCEMENT
This Agreement shall be deemed to have effect as and from the first date that the Director became a director or officer of any Eligible Entity.

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3.	PRIOR AGREEMENTS
This Agreement replaces and supersedes all prior agreements entered into by the Director, the Indemnitor and any Eligible Entity.

4.	INDEMNIFICATION

4.1.	General Indemnity
The Indemnitor agrees to indemnify, defend and save the Director harmless from and against any and all Expenses and Eligible Penalties, whether incurred alone or jointly with others, which the Director may suffer, sustain, incur or be required to pay arising out of or incurred in respect of any Eligible Proceeding brought, commenced, made, prosecuted or threatened against the Director or any of the other directors or officers of an Eligible Entity or which the Director may be required to participate in or provide evidence in respect of, howsoever arising, relating in any way to any act, deed, matter or thing done, made, permitted or omitted by the Director, by any Eligible Entity, or by any other director or officer of any Eligible Entity, including, without limitation, any and all Expenses which the Director may suffer, sustain or incur or be required to pay in connection with investigating, initiating, defending, appealing, preparing for, providing evidence in respect of, or instructing and receiving the advice of his own or other counsel in respect of, any Eligible Proceeding; provided that the indemnity provided for herein will not be available to the extent that it is finally determined by a court of competent jurisdiction that:

(a)	the Director was not acting honestly and in good faith with a view to the best interests of the applicable Eligible Entity;

(b)	the Director did not exercise the care, diligence and skill that a reasonable prudent person would exercise in comparable circumstances; or

(c)	in the case of an Eligible Proceeding other than a civil proceeding, the Director did not have reasonable grounds for believing that the Director’s conduct was lawful.

4.2.	Specific Indemnity for Statutory Obligations
Without limiting the generality of the provisions of Section 4 hereof, the Indemnitor agrees, to the maximum extent permitted by law, to indemnify and save the Director harmless from and against any and all Eligible Penalties arising by operation of statute and incurred by or imposed upon the Director in relation to the affairs of any Eligible Entity including, but not limited to, all statutory obligations to creditors, employees, suppliers, contractors, subcontractors, and any government or any agency or division of any government, whether federal, provincial, state, regional or municipal.

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4.3.	Taxation Indemnification
Without limiting the generality of the provisions of Section 4 hereof, the Indemnitor agrees that the payment of any indemnity to or reimbursement of the Director hereunder shall include any amount the Director may be required to pay on account of applicable income or goods or services taxes arising out of the payment of such indemnity or reimbursement, provided, however, that any amount required to be paid with respect to such taxes shall be payable by the Indemnitor only upon the Director remitting or being required to remit any amount payable on account of such taxes.

4.4.	Partial Indemnification
If the Director is entitled to indemnification hereunder by the Indemnitor for some or a portion of any Expenses or Eligible Penalty but is not entitled to indemnification for the total amount thereof, the Indemnitor shall nevertheless indemnify the Director for the portion thereof to which the Director is entitled.

4.5.	Pre-payment of Expenses
Expenses incurred by the Director in investigating, initiating, defending, appealing, preparing for, providing evidence in respect of, or instructing and receiving the advice of his own or other counsel in regard to, any Eligible Proceeding or other matter for which the Director may be entitled to indemnification or reimbursement hereunder, shall, at the request of the Director, accompanied by reasonable documentation of the amounts incurred, be paid or reimbursed by the Indemnitor in advance or within 30 days after such amount being due and payable.

4.6.	Reimbursement
If the Director is paid or reimbursed by the Indemnitor in accordance with this Section 4 and it is ultimately determined by a court of competent jurisdiction that the Director was not entitled to be so indemnified, or was not entitled to be fully so indemnified, then the Director shall reimburse to the Indemnitor such amount as the Director was not entitled to be paid or reimbursed.

5.	LEGAL PROCESS

5.1.	Determination of Right to Indemnification
If the payment of indemnification hereunder requires the approval of a court, the Indemnitor and/or the applicable Eligible Entity will use reasonable commercial efforts to obtain such approval, and to provide the Director with notice of any application for such approval. If the Indemnitor and/or the applicable Eligible Entity fail to take steps to obtain such approval, the Director may apply for such approval. Any legal costs incurred by the Director in connection with any court proceedings seeking such approval shall also be subject to indemnification pursuant to Section 4 hereof.

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5.2.	No Presumption as to Absence of Good Faith
The determination of any Eligible Proceeding by judgment, order, settlement or conviction, shall not, of itself, create any presumption that the Director did not act honestly and in good faith with a view to the best interests of the applicable Eligible Entity or, in the case of a criminal or administrative action or proceeding, that the Director did not have reasonable grounds for believing that his conduct was lawful (unless the judgment or order of the court specifically finds otherwise).

6.	REPORTING AND CONDUCT OF PROCEEDINGS

6.1.	Notices of Proceedings
The Director shall notify the Indemnitor in writing within three days of being served with any complaint, statement of claim, writ, notice of motion, summons, indictment, subpoena, investigation order or other document commencing or continuing any Eligible Proceeding involving any Eligible Entity, and the Indemnitor agrees to notify the Director in writing within three days of being served with any complaint, statement of claim, writ, notice of motion, summons, indictment, subpoena, investigation order or other document commencing or continuing any Eligible Proceeding involving the Director. Failure of the Director to provide the required notice to the Indemnitor in compliance with this subsection 6.1 will not relieve the Indemnitor from liability hereunder except and only to the extent that the failure resulted in a loss of coverage under the Indemnitor’s insurance policy or otherwise materially prejudices the Indemnitor.

6.2.	Participation in Proceedings
The Indemnitor shall be entitled to participate at its own expense in the defense of any Eligible Proceeding. If the Indemnitor so elects, the Indemnitor shall be entitled to assume the defense of such Eligible Proceeding at its own expense.

6.3.	Cooperation
Each party agrees to give the other party such information and cooperation as such other party may reasonably require from time to time in respect of all Eligible Proceedings, including providing documents, giving witness statements, attending examinations for discovery, making affidavits, meeting with counsel, testifying and divulging all information reasonably required to defend or prosecute the Eligible Proceeding.

6.4.	Retention of Counsel
The Director shall be entitled to retain his or her own counsel in respect of the Eligible Proceeding. The fees, costs and expenses of such separate counsel retained by the Director shall be included in the amounts for which the Director is indemnified under Section 4, but only if counsel to the Indemnitor advises that the Director ought to be represented by separate counsel and the separate counsel is approved by the Indemnitor.

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6.5.	Admission of Liability/Settlement of Claims
No admission of liability will be made by the Indemnitor without the consent of the Director, such consent not to be unreasonably withheld. No admission of liability will be made by the Director without the consent of the Indemnitor, and the Indemnitor will not be liable for any settlement of any Eligible Proceeding made without the Indemnitor’s consent. If the Indemnitor has assumed conduct of the defence of any Eligible Proceeding, it may direct a settlement of such Eligible Proceeding in its discretion, so long as such settlement involves no admission of liability on the part of the Director or the Director has consented to or has unreasonably withheld his or her consent to the admission of liability.

6.6.	Notices
Any notice to be given by one party to the other shall be sufficient if delivered by hand or sent by means of electronic transmission:
To the Indemnitor:
Silver Standard Resources Inc.
Suite 800 - 1055 Dunsmuir Street
PO Box 49088
Vancouver, BC V7X 1G4
Attention: Corporate Secretary
Email: KStarkAnderson@silverstandard.com

If to the Director
Gustavo A. Herrero
Av del Libertador 3602, Piso 6
1425 Buenos Aires, Argentina
Email: gherrero@hbs.edu
or at such other address of which notice is given by the parties pursuant to the provisions of this section. Such notice shall be deemed to have been received when delivered, if delivered. Any notice sent by means of electronic transmission shall be deemed to have been given and received on the day it is transmitted, provided that if such day is not a business day then the notice shall be deemed to have been given and received on the next business day following.

7.	DIRECTOR CEASING TO ACT
The Director may resign at any time as a director of any Eligible Entity. The obligations of the Indemnitor hereunder continue after and are not affected in any way by the Director ceasing to be a director of any Eligible Entity whether by resignation, retirement, removal, death, incapacity, disqualification under applicable law or otherwise.

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8.	RE-ELECTION
The obligations of the Indemnitor under this Agreement continue after and are not affected in any way by the re-election or re-appointment from time to time of the Director as a director of any Eligible Entity.

9.	CONTINUING INDEMNITY

9.1.	Waiver
No waiver by the Director of any default or breach of any of the terms, covenants, conditions or obligations of this Agreement shall constitute a waiver by the Director of any prior, concurrent or subsequent default of breach of the same, or any other term, covenant, condition or obligation of the Indemnitor.

9.2.	Insolvency
The liability of the Indemnitor under this Agreement shall not be affected, discharged, impaired, mitigated or released by reason of the discharge or release of the Director in any bankruptcy, insolvency, receivership or other similar proceeding of creditors.

9.3.	Other Insurance
The obligations of the Indemnitor under this Agreement are not diminished or in any way affected by any directors’ and officers’ liability insurance placed by or for the benefit of the Director by the Director or an applicable Eligible Entity.

10.	OTHER RIGHTS AND REMEDIES
The indemnification provided for in this Agreement shall not derogate from or exclude any other rights to which the Director may be entitled under any applicable law, the articles of the Indemnitor or applicable Eligible Entity, this Agreement, any applicable policy of insurance, guarantee or third-party indemnity, any vote of shareholders of the Indemnitor or other Eligible Entity, or otherwise.

11.	STATUTORY LIMITATION
The indemnification provided in this Agreement will be subject to any limitations imposed under the Act, but in the event that the indemnification obligations set out in any provision of this Agreement exceed the indemnification obligations permitted under the Act, then such indemnification obligations shall not thereby be rendered unenforceable, and the Indemnitor shall indemnify the Director to the maximum extent permitted under the Act.

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12.	INSURANCE

12.1.	Directors and Officers Insurance Policy
The Indemnitor will advise the Director promptly of: (a) any material change in or withdrawal of or lapse in coverage of any insurance policy covering any of the Eligible Entity’s directors; (b) details of any claim made under such a policy; and (c) the triggering of any extended reporting period applicable to any such policy.

12.2.	No Double Recovery
The Indemnitor shall not be liable to provide an indemnity under this Agreement to the extent that the Director has recovered amounts in connection with a matter covered by this Agreement under any insurance the Indemnitor has obtained, it being the intention of the parties that the Director may only recover once in respect of the same liability. If the Director is indemnified by the Indemnitor and subsequently receives payment in respect of the same liability under such insurance, the Director shall immediately pay such amount to the Indemnitor.

13.	INDEPENDENT LEGAL ADVICE
The Director acknowledges that he or she has been given the opportunity to obtain independent legal advice with respect to entering into this Agreement, and has either chosen to obtain such independent legal advice or has chosen not to do so, and that he or she is entering into this Agreement with full knowledge of the contents hereof, of his or her own free will and with full capacity and authority to do so.

14.	GENERAL

14.1.	Multiple Proceedings
No action or proceeding brought or instituted under this Agreement and no recovery pursuant thereto shall be a bar or defence to any further action or proceeding which may be brought under this Agreement.

14.2.	Modification
No modification of this Agreement shall be valid unless the same is in writing and signed by each of the parties hereto.

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14.3.	Termination
The obligations of the Indemnitor shall not terminate or be released upon the Director ceasing to act as a director and/or officer of any Eligible Entity at any time or times. The obligations of the Indemnitor hereunder may be terminated or released only by a written instrument executed by the Director.

14.4.	Invalid Terms Severable
If any provision of this Agreement is determined at any time by a court of competent jurisdiction to be invalid, illegal or unenforceable such provision or part thereof shall be severable from this Agreement and the remainder of this Agreement will be construed as if such invalid, illegal or unenforceable provision or part thereof had been deleted herefrom.

14.5.	Governing Law
This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and all disputes arising under this Agreement shall be referred to, and the parties hereto irrevocably attorn to, the jurisdiction of the courts of the Province of British Columbia.

14.6.	Further Assurances
The parties hereto agree that they shall do all such further acts, deeds or things and execute and deliver all such further documents as may be necessary or advisable for the purpose of assuring and conferring on the Director the rights hereby created or intended, and of giving effect to and carrying out the intention or facilitating the performance of the terms in this Agreement.

14.7.	Binding Effect
All of the agreements, conditions and terms of this Agreement shall extend to and be binding upon the Indemnitor and its successors and assigns and shall enure to the benefit of and may be enforced by the Director and his heirs, executors, administrators and other legal representatives, successors and assigns.

14.8.	Power and Authority
The Indemnitor represents and warrants to the Director: (a) that it is authorized to enter into this Agreement; (b) that this Agreement when executed and delivered by it will constitute the Indemnitor’s legal, valid and binding obligation subject to the provisions of this Agreement and the obligations hereunder are enforceable against them in accordance with the terms hereof; and (c) that the execution and delivery of this Agreement and the performance thereof by the Indemnitor has been duly and properly authorized by all necessary corporate or other similar action.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

SILVER STANDARD RESOURCES INC. By: Signed: “John Smith” Authorized Signatory

By: Signed: “Kelly Stark-Anderson” Witness	By: Signed: “Gustavo A. Herrero” GUSTAVO A. HERRERO

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